UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                   NBTY, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                             Irwin A. Kishner, Esq.
                             Herrick, Feinstein LLP
                                 2 Park Avenue
                            New York, New York 10016
                                 (212) 592-1400
-------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 April 20, 1998
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


[ ] If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 628782104


                               Page 1 of 12 Pages


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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             MICHAEL C. SLADE

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     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [X]

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     3       SEC USE ONLY

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     4       SOURCE OF FUNDS*
             00

-------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

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     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America

-------------------------------------------------------------------------------

     NUMBER OF          7       SOLE VOTING POWER

      SHARES                    4,093,639 shares of Common Stock

   BENEFICIALLY         -------------------------------------------------------

     OWNED BY           8       SHARED VOTING POWER

       EACH                     None

    REPORTING           -------------------------------------------------------

     PERSON             9       SOLE DISPOSITIVE POWER

       WITH                     4,093,639 shares of Common Stock

                        -------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                None

-------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             4,093,639 shares of Common Stock

-------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

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    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             7.33%

-------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

             IN

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                               Page 2 of 12 Pages

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             RUTH L. SLADE, individually and as trustee and beneficiary of the Abraham Feldman Trust F/B/O Ruth Slade U/A 1/21/91 (referred to herein as the "Ruth Trust")

-------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------

     3       SEC USE ONLY

-------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             00

-------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America (Ruth L. Slade); New Jersey (Ruth Trust)

-------------------------------------------------------------------------------

     NUMBER OF          7       SOLE VOTING POWER

      SHARES                    2,339,222 shares of Common Stock

   BENEFICIALLY         -------------------------------------------------------

     OWNED BY           8       SHARED VOTING POWER

       EACH                     None

     REPORTING          -------------------------------------------------------

      PERSON            9       SOLE DISPOSITIVE POWER

       WITH                     2,339,222 shares of Common Stock

                        -------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                None

-------------------------------------------------------------------------------

     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,339,222 shares of Common Stock

-------------------------------------------------------------------------------

     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

-------------------------------------------------------------------------------

     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.19%

-------------------------------------------------------------------------------

     14      TYPE OF REPORTING PERSON*

             IN

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                               Page 3 of 12 Pages

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     1       NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             E. STEVEN LENGER, individually and as trustee and beneficiary of the Abraham Feldman Trust F/B/O E. Steven Lenger U/A 1/21/91 (referred to herein as the "Lenger Trust")

-------------------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) [ ]
                                                                        (b) [X]

-------------------------------------------------------------------------------

     3       SEC USE ONLY

-------------------------------------------------------------------------------

     4       SOURCE OF FUNDS*

             OO

-------------------------------------------------------------------------------

     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                          [ ]

-------------------------------------------------------------------------------

     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             United States of America  (E. Steven Lenger);
             New Jersey (Lenger Trust)

-------------------------------------------------------------------------------

     NUMBER OF          7       SOLE VOTING POWER

      SHARES                    2,339,223 shares of Common Stock

   BENEFICIALLY         -------------------------------------------------------

     OWNED BY           8       SHARED VOTING POWER

       EACH                     None

    REPORTING           -------------------------------------------------------

      PERSON            9       SOLE DISPOSITIVE POWER

       WITH                     2,339,223 shares of Common Stock

                        -------------------------------------------------------

                        10      SHARED DISPOSITIVE POWER

                                None

-------------------------------------------------------------------------------

    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             2,339,223 shares of Common Stock

-------------------------------------------------------------------------------

    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                                        [ ]

-------------------------------------------------------------------------------

    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             4.19%

-------------------------------------------------------------------------------

    14       TYPE OF REPORTING PERSON*

             IN

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                               Page 4 of 12 Pages


                            PART II TO SCHEDULE 13D

Item 1.  Security and Issuer
         -------------------

            Shares of Common Stock, par value $0.008 per share

            NBTY, Inc.
            90 Orville Drive
            Bohemia, NY  11716
            (referred to herein as the "Issuer")


Item 2.  Identity and Background
         -----------------------

         (1)   (a)  Name:  Michael C. Slade.

               (b)  Business Address:
                       Nutrition Headquarters (DE), Inc.
                       90 Orville Drive
                       Bohemia, New York 11716-2510

               (c)  Principal Occupation:
                       President
                       Nutrition Headquarters (DE), Inc.
                       90 Orville Drive
                       Bohemia, New York 11716-2510
                       Manufacturer and distributer of vitamins and nutritional supplements

               (d)  Information required by Item 2(d):  None.

               (e)  Information required by Item 2(e):  None.

               (f)  Citizenship:  United States of America.

         (2)   (a)  Name:  Ruth L. Slade and The Abraham Feldman Trust
                           F/B/O Ruth Slade U/A 1/21/91.

               (b)  Business Address of Ruth L. Slade:
                       c/o Herrick, Feinstein LLP
                       2 Park Avenue
                       New York, New York 10016
                       Attn:  Irwin A. Kishner, Esq.

                    State of Organization of the Ruth Trust: New Jersey.

               (c)  Principal Occupation of Ruth L. Slade: Homemaker.

                    Principal Business of the Ruth Trust:
                       Ownership and management of investments.


                               Page 5 of 12 Pages


                    Address of Principal Business and of Principal Office of:

                    (i)    Ruth L. Slade
                           c/o Herrick, Feinstein LLP
                           2 Park Avenue
                           New York, New York 10016
                           Attn:  Paul Herman, Esq.

                    (ii)   The Ruth Trust
                           c/o Herrick, Feinstein LLP
                           2 Park Avenue
                           New York, New York 10016
                           Attn:  Paul Herman, Esq.

               (d)  Ruth L. Slade and the Ruth Trust Information required by
                    Item 2(d): None.

               (e)  Ruth L. Slade and the Ruth Trust Information required by
                    Item 2(e): None.

               (f)  Citizenship of Ruth L. Slade:  United States of America.

         (3)   (a)  Name:  E. Steven Lenger and The Abraham Feldman Trust
                           F/B/O E. Steven Lenger 1/21/91.

               (b)  Business Address of E. Steven Lenger:
                       579 Cranberry Road
                       East Brunswick, New Jersey 08816

                    State of Organization of the Lenger Trust:  New Jersey.

               (c)  Principal Occupation of E. Steven Lenger:  Physician.

                    Principal Business of the Lenger Trust:
                       Ownership and management of investments.

                    Address of Principal Business and of Principal Office of:

                    (i)    E. Steven Lenger:
                           579 Cranberry Road
                           East Brunswick, New Jersey 08816

                    (ii)   The Lenger Trust:
                           c/o Herrick, Feinstein LLP
                           2 Park Avenue
                           New York, New York  10016
                           Attn:  Paul Herman, Esq.

               (d) E. Steven Lenger and the Lenger Trust Information required by Item 2(d): None.

               (e) E. Steven Lenger and the Lenger Trust Information required by Item 2(e): None.

               (f)  Citizenship of E. Steven Lenger:
                       United States of America.


                               Page 6 of 12 Pages


Item 3.  Source and Amount of Funds or Other Consideration
         -------------------------------------------------

         (1)       Michael C. Slade:
                   -----------------

                   Michael C. Slade acquired such shares of the common stock of NBTY, Inc., par value $0.008 per share ("NBTY Stock"), by tendering 33 shares of common stock of Nutrition Headquarters, Inc., a Delaware corporation ("Nutrition"), 33 shares of common stock of Lee Nutrition, Inc., a Delaware corporation ("Lee"), and 100 shares of common stock of Nutro Laboratories, Inc., a New Jersey corporation ("Nutro), to Nutrition Headquarters (DE), Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub"), in accordance with the terms and provisions of the Merger Agreement (as defined in Item 4 below).

         (2)       Ruth L. Slade and The Ruth Trust:
                   ---------------------------------

                   The Ruth Trust acquired such shares of NBTY Stock by tendering 33 shares of common stock of Nutrition and 33 shares of common stock of Lee to Merger Sub in accordance with the terms and provisions of the Merger Agreement. Ruth
                   L. Slade is the trustee of the Ruth Trust with the sole voting power and investment power with respect to the assets of such trust.

         (3)       E. Steven Lenger and The Lenger Trust:
                   --------------------------------------

                   The Lenger Trust acquired such shares NBTY Stock by tendering 33 shares of common stock of Nutrition and 33 shares of common stock of Lee to Merger Sub in accordance with the terms and provisions of the Merger Agreement. E. Steven Lenger is the trustee of the Lenger Trust with the sole voting power and investment power with respect to the assets of such trust.


Item 4.  Purpose of Transaction
         ----------------------

         (a)-(j) The securities of the Issuer were acquired pursuant to the terms and provisions of that certain Agreement and Plan of Merger dated as of April 1, 1998 (as amended, the "Merger Agreement") by and among Nutrition, Lee, Nutro, Michael C. Slade, the Ruth Trust and the Lenger Trust, the Issuer and Merger Sub. The purpose of the transaction was for the Issuer to acquire each of Nutrition, Lee and Nutro in exchange for shares of NBTY stock. In accordance with the terms and provisions of the Merger Agreement, each of Nutrition, Lee and Nutro was merged with and into Merger Sub. The merger was consummated on April 20, 1998.

                   Section 5.01 of the Merger Agreement provides, inter alia, for (i) the issuance and delivery of additional shares of NBTY Stock by the Issuer to each of Michael C. Slade, the Ruth Trust and the Lenger Trust, pro rata on the basis of the securities tendered to Merger Sub in accordance with the Merger Agreement, if the combined working capital of Nutrition, Lee and Nutro exceeds $7,400,000; and (ii) for the return of shares of NBTY Stock to the Issuer by each of Michael C. Slade, the Ruth Trust and the Lenger Trust, pro rata on the basis of the securities tendered to Merger Sub in accordance with the Merger Agreement, if the combined working capital of Nutrition, Lee and Nutro is less than $7,400,000. The aggregate number of shares of NBTY Stock to be so issued and delivered by the Issuer (or returned to the Issuer) is equal to the difference between the amount of such combined working capital and $7,400,000 divided by the lesser of the closing bid price of such shares (x) on


                              Page 7 of 12 Pages


                   April 20, 1998 or (y) the date such shares are delivered. The Merger Agreement provides that the combined working capital of Nutrition, Lee and Nutro shall be computed by the independent public accountants for such entities on or prior to June 4, 1998.

                   In connection with the Merger Agreement, Michael C. Slade, the Ruth Trust, the Lenger Trust and the Issuer entered into that certain Registration Rights Agreement dated as of April 1, 1998 (the "Registration Rights Agreement"). Subject to the terms and conditions of the Registration Rights Agreement, Slade, the Ruth Trust and the Lenger Trust may demand the registration under the Securities Act of 1933, as amended, of any or all of their shares of NBTY Stock. Additionally, subject to the terms and conditions of the Registration Rights Agreement, each of Michael C. Slade, the Ruth Trust and the Lenger Trust has the right to include their shares for registration under the Securities Act of 1933, as amended, in any registration statement filed by the Issuer.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

         (a) 1. Michael C. Slade acquired 4,093,639 shares of NBTY Stock, representing approximately 7.3% of such class of securities of the Issuer.

               2. The Ruth Trust acquired 2,339,222 shares of NBTY Stock, representing approximately 4.2% of such class of securities of the Issuer.

               3. The Lenger Trust acquired 2,339,223 shares of NBTY Stock of the Issuer, representing approximately 4.2% of such class of securities of the Issuer.

         (b) 1. Michael C. Slade has the sole power to vote or to direct to vote and the sole power to dispose or to direct the disposition of the shares of NBTY Stock owned by him.

               2. Ruth L. Slade, as trustee of the Ruth Trust, has the sole power to vote or to direct to vote and the sole power to dispose or to direct the disposition of the shares of NBTY Stock owned by the Ruth Trust.

               3. E. Steven Lenger, as trustee of the Lenger Trust, has the sole power to vote or to direct to vote and the sole power to dispose or to direct the disposition of the shares of NBTY Stock owned by the Lenger Trust.

         (c)   None.

         (d)   None.

         (e)   N/A.

         (f) The transactions described above constitute the only transactions in the shares of Common Stock of the Issuer which have been effected by any of the above persons during the past 60 days.

         Each reporting person herein hereby disclaims membership in a group or the existence of a group with respect to shares of NBTY Stock; and each such person disclaims any beneficial ownership in the shares of Common Stock of the Issuer owned by the others for the purpose of
         Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended.


                               Page 8 of 12 Pages


         If all securities owned by Michael C. Slade, the Ruth Trust and the Lenger Trust were combined as a group, the aggregate amount of such shares would equal 8,772,084 or approximately 15.7% of such class of securities of the Issuer.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
         ---------------------------------------------------------------------

         The shares of NBTY Stock issued to the Reporting Persons are not registered under the Securities Act of 1933, as amended. Such shares of NBTY Stock are subject to the Registration Rights Agreement. Subject to the terms and conditions of the Registration Rights Agreement, Michael C. Slade, the Ruth Trust and the Lenger Trust may demand the registration under the Securities Act of 1933, as amended, of any or all of their shares of NBTY Stock. Additionally, subject to the terms and conditions of the Registration Rights Agreement, each of Michael C. Slade, the Ruth Trust and the Lenger Trust has the right to include their shares for registration under the Securities Act of 1933, as amended, in any registration statement filed by the Issuer.

         Michael C. Slade and Ruth L. Slade are husband and wife. Ruth L. Slade and E. Steven Lenger are sister and brother. Michael C. Slade and Ruth L. Slade are trustees of the Ruth Trust; and Ruth L. Slade has the exclusive right to control or direct the control of the voting power and investment power of the assets of the Ruth Trust. E. Steven Lenger and his spouse, Sandy Lenger, are trustees of the Lenger Trust; and E. Steven Lenger has the exclusive right to control or direct the control of the voting power and investment power of the assets of the Lenger Trust.


Item 7.  Materials to be Filed as Exhibits
         ---------------------------------

            99.1 Agreement and Plan of Merger, dated as of April 1, 1998, among Nutrition Headquarters, Inc., a Delaware corporation, Lee Nutrition, Inc., a Delaware corporation, Nutro Laboratories, Inc., a New Jersey corporation, Michael C. Slade, Abraham Feldman Trust F/B/O Ruth Slade U/A 1/21/91 and Abraham Feldman Trust F/B/O E. Steven Lenger U/A 1/21/91 and NBTY, Inc., a Delaware corporation, and Nutrition Headquarters (DE), Inc.

            99.2 Amendment, dated as of April 14, 1998, to the Agreement and Plan of Merger among Nutrition Headquarters, Inc., a Delaware corporation, Lee Nutrition, Inc., a Delaware corporation, Nutro Laboratories, Inc., a New Jersey corporation, Michael
                  C. Slade, Abraham Feldman Trust F/B/O Ruth Slade U/A 1/21/91 and Abraham Feldman Trust F/B/O E. Steven Lenger U/A 1/21/91 and NBTY, Inc., a Delaware corporation, and Nutrition Headquarters (DE), Inc.

            99.3 Registration Rights Agreement, dated as of April 1, 1998, among NBTY, Inc. and Michael C. Slade, Abraham Feldman Trust F/B/O Ruth Slade U/A 1/21/91 and Abraham Feldman Trust F/B/O
                  E. Steven Lenger U/A 1/21/91.

            99.4 Joint Filing Agreement, dated as of April 24, 1998, among Michael C. Slade, Ruth L. Slade, the Abraham Feldman Trust F/B/O Ruth Slade U/A 1/21/91, E. Steven Lenger and the Abraham Feldman Trust F/B/O E. Steven Lenger U/A 1/21/91.


                               Page 9 of 12 Pages


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 1998                         /s/ Michael C. Slade
-----------------------------          -----------------------------------
Date                                   Signature
                                       Name: Michael C. Slade


                              Page 10 of 12 Pages


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 1998                         /s/ Ruth L. Slade
-----------------------------          -----------------------------------
Date                                   Signature
                                       Name: Ruth L. Slade, individually and
                                             as trustee of The Abraham Feldman
                                             Trust F/B/O Ruth Slade U/A 1/21/91


                              Page 11 of 12 Pages


                                   SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


April 24, 1998                         /s/ E. Steven Lenger
-----------------------------          -----------------------------------
Date                                   Signature
                                       Name: E. Steven Lenger, individually and
                                             as trustee of the Abraham Feldman
                                             Trust F/B/O E. Steven Lenger U/A
                                             1/21/91


                              Page 12 of 12 Pages